UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Ludmila Smolyansky
c/o Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,521,301

	8.	Shared voting power 0

	9.	Sole dispositive power 2,521,301

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 2,521,301

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) [_]

13.	Percent of class represented by amount in Row (11) 17.2%

14.	Type of reporting person (see instructions) IN

2

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,944,322

	8.	Shared voting power 500,000

	9.	Sole dispositive power 1,944,322

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,444,322

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 16.7%

14.	Type of reporting person (see instructions) IN

3

AMENDMENT NO. 14 to SCHEDULE 13D

This Amendment No. 14 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky and Edward Smolyansky (the “Filing Persons”). This Amendment No. 14 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 2.      Identity and Background

Item 2 is hereby amended and restated to read as follows:

Ludmila Smolyansky is currently a director of Lifeway Foods, Inc. (the “Company”) with a business address at c/o Lifeway Foods, Inc., 6431 West Oakton Street, Morton Grove, IL 60053, and Edward Smolyansky is a private investor with a business address at 1219 N Wells St., Chicago, IL 60610. In the last five years, (a) neither of the Filing Persons has been convicted in a criminal proceeding, and (b) neither of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Filing Persons is a U.S. citizen.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On November 30, 2022, Ludmila Smolyansky sold to the Company 850,340 shares (the “Shares”) of common stock of the Company (“Common Stock”) pursuant to a Common Stock Purchase Agreement, dated as of November 7, 2022 (the “Purchase Agreement”), and used a portion of the proceeds to satisfy in full certain obligations that were secured by pledges of Common Stock, causing all such pledges to be released.

On November 30, 2022, pursuant to the Purchase Agreement, the Filing Persons entered into an amendment (the “Amendment”) to the Settlement Agreement, dated as of July 27, 2022 (the “Settlement Agreement”), between the Company and the Filing Persons. Pursuant to the Amendment, each of the Filing Persons agreed, among other things, to (i) grant the Company a right of first refusal, subject to Danone North America Public Benefit Corporation’s (“Danone”) right of first refusal, on substantially similar terms as Danone, (ii) extend the standstill and all related terms under the Settlement Agreement through the date of the 2024 annual meeting of the Company’s shareholders (the “Standstill”); and (iii) appear in person or by proxy and vote their respective remaining shares of Common Stock beneficially owned, individually or otherwise, and controlled by either of them and over which they have power and authority to vote during the Standstill (a) in accordance with the recommendations of the Company’s board of directors at any special meeting or annual meeting of the shareholders with respect to any proposal(s) not related to the sale of the Company or all or substantially all of the assets of the Company; and (b) in proportion to the vote of the other shareholders with respect to any proposal relating to any vote on the sale of the Company or all or substantially all of the assets of the Company. The form of Amendment is attached as Exhibit A to the Purchase Agreement.

The foregoing summaries of the Purchase Agreement and the Amendment are qualified in their entirety by the Purchase Agreement and the form of the Amendment, respectively, copies of which were filed by as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2022, and which are incorporated herein by reference.

ITEM 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of November 30, 2022, Ludmila Smolyansky may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,521,301 shares of Common Stock, representing approximately 17.2% of the outstanding shares of Common Stock, Edward Smolyansky may be deemed to be the beneficial owner of 2,444,322 shares of Common Stock, representing approximately 16.7% of the outstanding shares of Common Stock, and the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,965,623 shares of Common Stock, representing approximately 33.9% of outstanding shares of Common Stock. The foregoing percentage calculations were based on 15,495,102 shares outstanding as of November 9, 2022, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the SEC, as adjusted to give effect to the cancellation of the Shares repurchased by the Company.

4

(b)	Ludmila Smolyansky has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 2,521,301 shares of Common Stock. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,944,322 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock.

(c)	Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days:

Date	Reporting Person	Amount Acquired (Disposed)	Price Per Share	Type of Transaction
November 17, 2022	Edward Smolyansky	(4,000)	$7.57	Open market sale
November 17, 2022	Edward Smolyansky	(6,000)	$7.59	Open market sale
November 21, 2022	Edward Smolyansky	(5,000)	$7.72	Open market sale
November 30, 2022	Ludmila Smolyansky	(850,340)	$4.70	Private sale pursuant to the Purchase Agreement
November 30, 2022	Ludmila Smolyansky	(100)	$6.73	Open market sale
November 30, 2022	Ludmila Smolyansky	(92)	$6.59	Open market sale
November 30, 2022	Ludmila Smolyansky	(4,808)	$6.71	Open market sale
November 30, 2022	Ludmila Smolyansky	(5,000)	$6.60	Open market sale
November 30, 2022	Ludmila Smolyansky	(200)	$6.51	Open market sale
November 30, 2022	Ludmila Smolyansky	(2,500)	$6.44	Open market sale
November 30, 2022	Ludmila Smolyansky	(2,300)	$6.45	Open market sale

5

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2022	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: December 1, 2022	/s/ Edward Smolyansky Edward Smolyansky

6